Exhibit 99.1

Cardiome Pharma Corp.

(the “Company”)

Annual General and Special Meeting of Shareholders

(the “Meeting”)

June 28, 2013

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

Common Shares represented at the Meeting: 7,995,664

Total issued and outstanding Common Shares as at Record Date: 12,470,335

Percentage of issued and outstanding Common Shares represented: 64.12

1.	Appointment of Auditor

By resolution passed by show of hands, KMPG LLP, Chartered Accountants, was appointed auditor of the Company for the ensuing year.

2.	Election of Directors

By resolution passed by ballot vote, the following five nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert W. Rieder	4,859,925	99.18	40,088	0.82
Peter W. Roberts	4,857,052	99.12	42,961	0.88
Harold H. Shlevin	4,813,131	98.23	86,882	1.77
Richard M. Glickman	4,856,952	99.12	43,061	0.88
William L. Hunter	4,860,562	99.19	39,451	0.81

3.	Renewal of Stock Option Plan

By resolution passed by show of hands, the Company’s Stock Option Plan was ratified, confirmed and re-approved, all unallocated options under the Stock Option Plan were approved, and the Company was granted the ability to continue granting options under the Stock Option Plan until June 28, 2016.

4.	Adoption of Advance Notice Bylaw

By resolution passed by show of hands, an amendment to the Company’s by-laws was approved to adopt a policy regarding advanced notice for director nominations as outlined in the Company’s management information circular.

No other non-routine business was transacted or voted upon at the Meeting.

Dated: June 28, 2013